SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                STAR MULTI CARE SERVICES, INC.
                         (Name of Issuer)

                          COMMON STOCK
                 (Title of Class of Securities)

                            855156105
                         (CUSIP Number)

    MR. STEPHEN STERNBACH, , PRESIDENT, 99 RAILROAD STATION PLAZA
HICKSVILLE, NEW YORK, 11801 (516) 938-2016
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                            SEPTEMBER 9, 1997
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Response to Question 1:                 Arbor Home Healthcare Holding LLC/
                                        Ivan Kaufman
Response to Question 2:                 (b)
Response to Question 3:                 SEC USE ONLY
Response to Question 4:                 OO
Response to Question 5:                 N/A
Response to Question 6:                 New York
Response to Question 7:                 0
Response to Question 8:                 0
Response to Question 9:                 336,791
Response to Question 10:                330,305
Response to Question 11:                667,096
Response to Question 12:                N/A
Response to Question 13:                12.76%
Response to Question 14:                PN/IN

Item 1.      Security and Issuer.

             This statement relates to Common Stock, $.01 par value, of Star Multi Care Services, Inc. ("Star").

Item 2.      Identity and Background.

             (a)   Name of Reporting Person:
                   1. Arbor Home Healthcare Holding LLC ("Arbor Health").
                   2. Ivan Kaufman ("Kaufman").

             (b)   Address: 333 Earle Ovington Blvd., Uniondale, New York 11553.

                   Arbor Health is a limited liability company organized under the laws of the State of New York. Ivan Kaufman, an individual with an address c/o Arbor Health, 333 Earle Ovington Boulevard, Uniondale, New York 11553, owns a 99% interest in Arbor Health.

             (c)   Principal Occupation:

                   Arbor Health currently has no assets, liabilities or business, other than the right to acquire shares of Star.

                   Ivan Kaufman is an investor in various concerns.

             (d)   Involvement in certain criminal proceedings.

                   No as to both Arbor Health and Kaufman.

             (e)   Involvement in certain civil proceedings.

                   No as to both Arbor Health and Kaufman.

             (f)   Citizenship:

                   Arbor Health is a Limited Liability Company organized under the laws of the State of New York. Ivan Kaufman is a U.S. citizen.

Item 3.           Source and Amount of Funds or Other Consideration.

The filing persons were formerly owners of shares of Extended Family Care Corporation ("EFCC"). Pursuant to an Agreement and Plan of Merger dated January 3, 1997, (the "Star Merger Agreement"), which was consummated on September 9, 1997, Arbor Health, along with all other shareholders of EFCC, became eligible to receive shares of Star Common Stock and cash in exchange for Arbor Health EFCC Share Certificates.

Item 4.           Purpose of Transaction.

                  See Item 5.

Item 5.           Interest in Securities of the Issuer.

The filing persons have the following interests in the securities of the issuer:

         (i) 336,791 shares are owned directly by Arbor Health. Arbor Health has sole dispositive power over these shares, but has granted to Star the irrevocable proxy to vote these shares for a five-year period, subject to early termination if any shares are sold pursuant to registration rights granted by Star to Arbor Health or pursuant to sales made under Rules 144 or 145.

         (ii) Arbor Health has shared dispositive power over 330,305 shares of Star Common Stock beneficially owned by Coss Holding Corp. ("Coss"). Coss is also filing a Schedule 13D for these shares concurrently herewith. Arbor Health's beneficial ownership over such shares results from a pledge made by Coss of such shares to Arbor Health to secure Coss' obligation to repay a $345,000 loan made by Arbor Health to Coss in April, 1997. Those shares are also subject to an irrevocable proxy to Star, identical to that granted by Arbor Health. This loan matures on September 30, 1997.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the Star Merger Agreement, Star has agreed to appoint Ivan Kaufman, one of the filing persons herein, to a seat on Star's Board of Directors for a two-year period which is expected to commence on Star's next annual meeting, currently scheduled for late November, 1997.

Arbor Health has agreed not to dispose of its shares for a two year period except pursuant to registration rights granted by Star, sales permitted pursuant to Rule 144 or 145 or in a private transaction in which the transferee becomes bound to the terms of a shareholders agreement with Star, providing, inter alia, for the voting of shares pursuant to the irrevocable proxy described in item number 5 above.

Pursuant to a Shareholders Agreement which is part of the Star Merger Agreement, Star granted piggyback registration rights to Arbor Health for an eighteen
(18) month period ending March 9, 1999 and, as to any shares remaining unsold after that time, a demand registration right until March 9, 2000. Arbor Health has also deposited $125,000 in escrow with counsel to Star to cover any potential damages as a result of representations made in connection with the Star Merger Agreement.

Item 7.            Material to be Filed as Exhibits.

Exhibit No.        Description of Exhibit

        1 Irrevocable Proxy, dated as of January 3, 1997 among Coss, Gary Melius, As Voting Trustee and Arbor Health, (included as Annex C to the EFCC Shareholders Agreement, which is included as Exhibit D to the Agreement and Plan of Merger, dated as of January 3, 1997 among Star Merger Sub, EFCC and Star, as amended on April 6, 1997, (included as Exhibits 2(a) and 2(b) to the Registration Statement on Form S-4 dated July 29, 1997, Registration Number 333-32171, filed by Star Multi Care Services, Inc. and incorporated herein by reference thereto).

       2 Agreement and Plan of Merger, dated as of January 3, 1997 among Star Merger Sub, EFCC and Star, as amended on April 6, 1997, (included as Exhibits 2(a) and 2(b) to the Registration Statement on Form S-4 dated July 29, 1997, Registration Number 333-32171, filed by Star Multi Care Services, Inc. and incorporated herein by reference thereto).

       3           Joint Filing Statement (attached hereto).


Signature.

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned both certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 1997


                    ARBOR HOME HEALTHCARE HOLDING LLC

                    By: /s/ Ivan Kaufman
                        Ivan Kaufman, Member

                    /s/ Ivan Kaufman
                    IVAN KAUFMAN


                             ADDENDUM

                     STATEMENT REGARDING JOINT FILING

     The undersigned, Arbor Home Healthcare Holding LLC and Ivan Kaufman, hereby agree that, pursuant to Rule 13(d-1)(f)(1), Schedule 13D to which this agreement is annexed as an exhibit, may be filed jointly on our behalf.

                  ARBOR HOME HEALTHCARE HOLDING LLC

                  By:  /s/Ivan Kaufman
                       Ivan Kaufman, Member

                  /s/ Ivan Kaufman
                  IVAN KAUFMAN